# SEC Schedule 13G/A (Amendment No. 11) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JOHNSON OUTDOORS INC, CIK 0000788329
CUSIP: 479167108
Title of class of securities: Class A Common Stock, $0.05 par value
Address of issuer's principal executive offices: 555 MAIN STREET, RACINE, Wisconsin (WI), 53403-1015
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001477024

## Reporting persons
- Johnson Financial Group, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Wisconsin (WI); sole voting power 217,881; shared voting power 2,239,772; sole dispositive power 217,881; shared dispositive power 2,239,772; aggregate amount beneficially owned 2,457,653 (27% of the class)
- JOHNSON BANK: citizenship or place of organization: Wisconsin (WI); sole voting power 217,881; shared voting power 2,239,772; sole dispositive power 217,881; shared dispositive power 2,239,772; aggregate amount beneficially owned 2,457,653 (27% of the class)

## Item 1. Issuer
Name of issuer: JOHNSON OUTDOORS INC
Address of issuer's principal executive offices: 555 MAIN STREET, RACINE, WISCONSIN, 53403-1015.

## Item 2. Person Filing
Name of person filing: Johnson Financial Group, Inc. and its subsidiary, Johnson Bank.
Address of principal business office or, if none, residence: All reporting persons may be contacted at 555 Main Street, Racine, Wisconsin 53403.
Citizenship: Johnson Financial Group, Inc. and Johnson Bank are Wisconsin corporations.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information contained in Items 5-11 on the cover pages is incorporated herein by reference.

The shares reported in Items 5-11 on the cover page for Johnson Financial Group, Inc. are held indirectly through the reporting person's subsidiary, Johnson Bank.

The number of shares reported in Item 5 on each cover page includes 29,176 shares of Class B common stock of Johnson Outdoors Inc. over which Johnson Bank has sole voting and dispositive power as of December 31, 2025 and includes 7,404 shares of Class B common stock of Johnson Outdoors Inc. over which Johnson Bank has shared voting and dispositive power as of December 31, 2025. Shares of Class B common stock are convertible at any time into shares of Class A common stock of Johnson Outdoors Inc. on a one-share-for-one share basis.
Percent of class: The percentages calculated in Item 11 on each cover page are based on 9,246,844 shares of Class A common stock outstanding as of December 31, 2025.
Sole power to vote or to direct the vote: The number of shares reported in Item 5 on each cover page includes 29,176 shares of Class B common stock of Johnson Outdoors Inc. over which Johnson Bank has sole voting and dispositive power as of December 31, 2025. Shares of Class B common stock are convertible at any time into shares of Class A common stock of Johnson Outdoors Inc. on a one-share-for-one share basis.
Shared power to vote or to direct the vote: The number of shares reported in Item 6 on each cover page includes 7,404 shares of Class B common stock of Johnson Outdoors Inc. over which Johnson Bank has shared voting and dispositive power as of December 31, 2025. Shares of Class B common stock are convertible at any time into shares of Class A common stock of Johnson Outdoors Inc. on a one-share-for-one share basis.
Sole power to dispose or to direct the disposition: The number of shares reported in Item 5 on each cover page includes 29,176 shares of Class B common stock of Johnson Outdoors Inc. over which Johnson Bank has sole voting and dispositive power as of December 31, 2025. Shares of Class B common stock are convertible at any time into shares of Class A common stock of Johnson Outdoors Inc. on a one-share-for-one share basis.
Shared power to dispose or to direct the disposition: The number of shares reported in Item 6 on each cover page includes 7,404 shares of Class B common stock of Johnson Outdoors Inc. over which Johnson Bank has shared voting and dispositive power as of December 31, 2025. Shares of Class B common stock are convertible at any time into shares of Class A common stock of Johnson Outdoors Inc. on a one-share-for-one share basis.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: With respect to shares held in a fiduciary or representative capacity, persons other than the reporting persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such sales. A family trust for which Helen Johnson-Leipold is the grantor has an interest that relates to more than five percent of the class.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Johnson Financial Group, Inc. is the parent holding company of Johnson Bank, a bank as defined in Section 3(a)(6) of the Act.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement (incorporated by reference to Exhibit 1 of the Reporting Persons' Schedule 13G/A filed with the SEC on February 14, 2025)
https://www.sec.gov/Archives/edgar/data/788329/000089271225000040/exhibit1.htm

## Signatures
- Johnson Financial Group, Inc.: /s/ Benjamin T. Pavlik, Legal Counsel and Assistant Corporate Secretary (02/13/2026)
- JOHNSON BANK: /s/ Adam S. Bellmer, Wealth Chief Compliance Officer (02/13/2026)